ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«31st» October 2008 г. [redacted] № 46-12-434

08005867

RECEIVED
2008 NOV 17 A 8:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on the significant fact "Information on the facts resulting in a single increase (decrease) in net profit or net loss of the issuer by more than 10 per cent" dated October, 29th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

PROCESSED
NOV 19 2008
THOMSON REUTERS

Sincerely yours,

Anton I. Molchanov

Securities Division Head

11/17

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«31» октября 2008 г. № 46-12-434

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

RECEIVED
2008 NOV 11 A 8:31

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте «Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов» от 29 октября 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Начальник управления
ценных бумаг — А.И.Молчанов

Колесникова
(7 3462) 42 65 02

Information on the significant fact
"Information on the facts resulting in a single increase (decrease) in net profit or net loss of the issuer by more than 10 per cent"

1. General Information	
1.1. The Issuer's full corporate name	*Open Joint Stock Company "Surgutneftegas"*
1.2. The Issuer's abbreviated corporate name	*OJSC "Surgutneftegas"*
1.3. The Issuer's location	*ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation*
1.4. The Issuer's OGRN code	*1028600584540*
1.5. The Issuer's taxpayer identification number (INN)	*8602060555*
1.6. The Issuer's unique code as assigned by the registering authority	*00155-A*
1.7. Website used by the Issuer to disclose information	*www.surgutneftegas.ru*
2. Information Content	
2.1. The fact that resulted in a single increase (decrease) in net profit or net loss of the issuer by more than 10 per cent: ***net profit decrease.*** 2.2. Date of the fact that resulted in a single decrease in the issuer's net profit by more than 10 per cent: ***October 28, 2008.*** 2.3. The issuer's net profit in 2Q2008: ***53,137,394 thousand rubles.*** 2.4. The issuer's net profit in 3Q2008: ***47,466,276 thousand rubles***. 2.5. Change in the issuer's net profit: in absolute terms: ***-5,671,118 thousand rubles;*** in percentage terms: ***-10.67%.***	
3. Signature	
3.1. ***Director General OJSC "Surgutneftegas"*** ____________ ***Vladimir L. Bogdanov*** 3.2. Date 29 October 2008 Stamp 3.3. ***Chief Accountant OJSC "Surgutneftegas"*** ____________ ***Mikhail N. Globa*** 3.4. Date 29 October 2008	

END